                                                                      EXHIBIT 12

                       AMERICAN INTERNATIONAL GROUP, INC.

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         (IN THOUSANDS, EXCEPT RATIOS)

                                               SIX MONTHS ENDED JUNE       THREE MONTHS ENDED JUNE
                                                        30,                          30,
                                              ------------------------     ------------------------
                                                 1996          1995           1996          1995
                                              ----------    ----------     ----------    ----------
Income before income taxes..................  $1,925,779    $1,665,089     $1,008,024    $  879,295
Less -- Equity income of less than 50% owned
  persons...................................      56,687        41,042         30,443        22,741
Add -- Dividends from less than 50%
  owned persons.............................       4,981         2,940          2,396         1,791
                                              ----------    ----------     ----------    ----------
                                               1,874,073     1,626,987        979,977       858,345
Add --
  Fixed charges.............................     769,158       780,720        407,256       411,357
Less --
  Capitalized interest......................      24,694        27,490         12,774        13,578
                                              ----------    ----------     ----------    ----------
Income before income taxes and fixed
  charges...................................  $2,618,537    $2,380,217     $1,374,459    $1,256,124
                                               =========     =========      =========     =========
Fixed charges:
  Interest costs............................  $  731,896    $  740,880     $  388,625    $  391,437
  Rent expense *............................      37,262        39,840         18,631        19,920
                                              ----------    ----------     ----------    ----------
     Total fixed charges....................  $  769,158    $  780,720     $  407,256    $  411,357
                                               =========     =========      =========     =========
Ratio of earnings to fixed charges..........        3.40          3.05           3.37          3.05

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* The proportion deemed representative of the interest factor.

     The ratio shown is significantly affected as a result of the inclusion of the fixed charges and operating results of AIG Financial Products Corp. and its subsidiaries (AIGFP). AIGFP structures borrowings through guaranteed investment agreements and engages in other complex financial transactions, including interest rate and currency swaps. In the course of its business, AIGFP enters into borrowings that are primarily used to purchase assets that yield rates greater than the rates on the borrowings with the intent of earning a profit on the spread and to finance the acquisition of securities utilized to hedge certain transactions. The pro forma ratios of earnings to fixed charges, which exclude the effects of the operating results of AIGFP, are 5.18 and 4.74 for the second quarter and 5.15 and 4.66 for the first six months of 1996 and 1995, respectively. As AIGFP will continue to be a subsidiary, AIG expects that these ratios will continue to be lower than they would be if the fixed charges and operating results of AIGFP were not included therein.